UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Titan Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

888314705

(CUSIP Number)

Seow Gim Shen

The Sire Group Ltd.

No. 4, Franky Building, Providence Industrial Estate, Mahe, Seychelles]

Tel No.: +6012 484 4444

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 5, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 888314705

1.	Names of Reporting Persons. The Sire Group Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of Seychelles
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 150,087*
	8.	Shared Voting Power
	9.	Sole Dispositive Power 150,087*
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 150,087*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.1%*
14.	Type of Reporting Person (See Instructions) CO

*	Shares issuable upon conversion of Series AA Convertible Preferred Stock (“Preferred Stock”). Amounts determined in accordance with Rule 13d-3, based upon 914,234 shares stated to be outstanding and conversion limitations included in Preferred Stock. Share amounts reflect a 1-for-20 reverse stock split effected January 8, 2024.

CUSIP No. 888314705

1.	Names of Reporting Persons. Seow Gim Shen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Malaysia
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 150,087*
	8.	Shared Voting Power
	9.	Sole Dispositive Power 150,087*
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 150,087*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.1*
14.	Type of Reporting Person (See Instructions) IN

*	Shares issuable upon conversion of Series AA Convertible Preferred Stock (“Preferred Stock”).. Amounts determined in accordance with Rule 13d-3, based upon 914,234 shares stated to be outstanding and conversion limitations included in Preferred Stock. Share amounts reflect a 1-for-20 reverse stock split effected January 8, 2024.

Items 3, 4, 5, and 7 of the reporting persons’ Schedule 13D, dated September 25, 2023, relating to securities of Titan Pharmaceuticals, Inc. (the (“Issuer”), are amended as set forth below.

Item 3. Source and Amount of Funds or Other Consideration.

The following is added as the last sentence of Item 3:

Sire’s $4,500,000 principal amount promissory note payable to the Issuer was paid according to its terms.

Item 4. Purpose of Transaction.

The second paragraph of Item 4 is amended to read as follows:

Under the Certificate of Designations, each share of Preferred Stock will be convertible, at the holder’s option, at any time, into shares of Common Stock at a conversion rate equal to the quotient of (i) the stated value of such share divided by (ii) the initial conversion price of $9.32, subject to specified adjustments as set forth in the Certificate of Designations. Based on the initial conversion rate, approximately 1,019,313 shares of the Company’s common stock would be issuable upon conversion of all the shares of Preferred Stock, when issued, assuming the absence of in-kind dividends. The Preferred Stock contains limitations that prevent Sire from acquiring the lesser of (i) the maximum percentage of Common Stock permissible under the rules and regulations of The Nasdaq Stock Market without first obtaining shareholder approval or (ii) 150,087 shares, being 19.99% of the number of shares outstanding immediately before issuance of the Preferred Stock. Share amounts reflect a 1-for-20 reverse stock split effected January 8, 2024.

The following is added as the last paragraph of Item 4:

On April 2, 2024 the Issuer’s board of directors accepted the resignations of three directors and appointed two new directors to fill two of the vacancies created by the resignations. After giving effect to these changes in membership, as of April 2, 2024, four of the board’s seven directors had been nominated by the reporting persons. The reporting persons expect to propose to the Issuer a business combination with KE Sdn. Bhd., a Malaysian company. Any such transaction would be subject to execution of definitive documents negotiated between the reporting persons and a committee of independent directors of the Issuer. This report does not constitute an offer of any securities for sale.

Item 5. Interest in Securities of the Issuer.

Items 5(a) and (b) are restated as follows:

(a) - (b)

The responses of the reporting persons with respect to Rows 11 and 13 on the cover pages of this Statement that relate to the aggregate number and percentage of shares of Common Stock are incorporated herein by reference.

The responses of the reporting persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Statement that relate to the amount of Common Stock as to which the reporting persons have sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition of are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 is restated as follows:

Exhibit No.	Description
1	Certificate of Designations (incorporated by reference to Exhibit 4.1 to the Issuer’s current report on Form 8-K, dated September 18, 2023)

2	Securities Purchase Agreement, dated September 13, 2023, Sire and the Issuer (incorporated by reference to Exhibit 10.1 to the Issuer’s current report on Form 8-K, dated September 18, 2023).

3	Registration Rights Agreement, dated September 13, 2023, Sire and the Issuer (incorporated by reference to Exhibit 10.2 to the Issuer’s current report on Form 8-K, dated September 18, 2023).

4	Promissory Note, dated September 13, 2023, made by Sire to the Issuer, previously filed.

5	Joint Filing Agreement, dated September 25, 2023, between Sire and Seow Gim Shen, previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 5, 2024	THE SIRE GROUP LTD.

	By:	/s/ Seow Gim Shen
Seow Gim Shen
Chief Executive Officer

/s/ Seow Gim Shen
Seow Gim Shen